Item 77(c)
At a special meeting of shareholders of Virtus Growth & Income
Fund (the "Fund"), a series of Virtus Equity Trust, held on
December 14, 2014, shareholders voted on the following proposal:

NUMBER OF ELIGIBLE SHARES VOTED:

To approve a subadvisory agreement between Rampart Investment
Management Company, LLC and Virtus Investment Advisers, Inc. on behalf of the Fund


     FOR            AGAINST         ABSTAIN

 3,211,461.983   221,783.673      388,703.879

Shareholders of the Fund voted to approve the above proposal.